Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

November 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	Investindustrial Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249462

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Investindustrial Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 17, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Cedric Van den Borren, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or +44 (0)20 7469-2380, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Roberto Ardagna

Roberto Ardagna

Chief Executive Officer